UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34533

CELADON GROUP, INC.

(Exact name of registrant as specified in its charter)

9503 East 33rd Street, Indianapolis, IN 46235

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Junior Participating Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock ($0.033 par value)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)   These Series A Junior Participating Preferred Stock Purchase Rights (the “Expired Rights”) were issued in connection with Celadon Group, Inc.’s execution of a Preferred Stock Rights Agreement, dated as of July 20, 2000 (the “Rights Agreement”), between Celadon Group, Inc. and Fleet National Bank, as Rights Agent. The Rights Agreement expired on July 20, 2010 and, accordingly, the Rights Agreement and the Expired Rights are no longer in effect. Celadon Group, Inc. previously filed a Registration Statement on Form 8-A12G to register the Expired Rights on July 20, 2000.

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Celadon Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CELADON GROUP, INC.
(Registrant)
Date:	August 10, 2018	By:	/s/ Thomas S. Albrecht
Thomas S. Albrecht Executive Vice President, Chief Financial Officer, and Chief Strategy Officer